UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
ION MEDIA NETWORKS, INC.
(Name of Subject Company (Issuer))
ION MEDIA NETWORKS, INC.
(Name of Filing Person (Issuer))
CIG Media LLC
(Name of Filing Person (Offeror))
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK
(Title of Class of Securities)
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK (CUSIP No. 46205A400)
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK (CUSIP Nos. 46205A301 and 46205A202)
(CUSIP Number of Class of Securities)
Adam K. Weinstein, Esq.
Senior Vice President, Secretary and Chief Legal Officer
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications Behalf of Filing Person)
With a copy to:
David L. Perry, Jr., Esq.
Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
(561) 833-2000

CALCULATION OF FILING FEE

Transaction Value (1)	Filing Fee (2)
$831.6 million	$25,531

(1)	Estimated pursuant to Rule 457(f)(2) based on the book value of the shares of the Company’s 13 1/4% Preferred Stock and 9 3/4% Preferred Stock that may be received by the Company in the Exchange Offer.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $30.70 for each $1,000,000.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $25,531
Form or Registration No.: SC TO-I
Filing Party: ION Media Networks, Inc.
Date Filed: June 8, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 7 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO originally filed on June 8, 2007 by ION Media Networks, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) its newly issued 11% Series A Mandatorily Convertible Senior Subordinated Notes due 2013 (the “Series A Notes”) and, depending on the participation levels in the Exchange Offer, either its newly issued 12% Series A-1 Mandatorily Convertible Preferred Stock due 2013 (the “Series A-1 Convertible Preferred Stock”) or its newly issued 12% Series B Mandatorily Convertible Preferred Stock due 2013 (the “12% Series B Convertible Preferred Stock”) for any and all of its outstanding shares of 13 1/4% Cumulative Junior Exchangeable Preferred Stock (currently accruing dividends at the rate of 14 1/4%) (the “14 1/4% Preferred Stock”) and any and all of its 9 3/4% Series A Convertible Preferred Stock (the “9 3/4% Preferred Stock,” and together with the 14 1/4% Preferred Stock, the “Old Stock”) validly tendered and accepted.
     The Exchange Offer is made upon the terms and subject to the conditions described in the offer to exchange and consent solicitation dated June 8, 2007 (as may be supplemented or amended from time to time, the “Offer to Exchange”) and the related Letter of Transmittal and Consent previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(i)(iii). The information in the Offer to Exchange, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Exchange.
     We note that with respect to the Exchange Offer, CIG Media LLC (“CIG”) is a co-bidder for purposes of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended. All information in this Amendment relating to CIG has been supplied by CIG and all information relating to the Company has been supplied by the Company.
Item 3. Identity and Background of Filing Person.
Item 3 of the Schedule TO is hereby amended and supplemented as follows:
(i) The cover page of the Offer to Exchange is hereby supplemented by deleting in its entirety the second full paragraph on the cover page and replacing it with the following:
     “CIG is a co-bidder with us with respect to the Exchange Offer. Accordingly, we are including information relating to CIG in this Offer to Exchange.”
(ii) Annex A to Amendment No. 6 to the Schedule TO is hereby deleted in its entirety and replaced with Annex A to this Amendment.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ION MEDIA NETWORKS, INC.
By:	/s/ Richard Garcia
	Name:	Richard Garcia
	Title:	Senior Vice President and Chief Financial Officer

Dated: July 20, 2007
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIG MEDIA LLC
By:	Citadel Limited Partnership, its Manager
By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Matthew Hinerfeld
	Name:	Matthew Hinerfeld
	Title:	Managing Director & Deputy General Counsel

Dated: July 20, 2007

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF CIG AND
CERTAIN OF ITS AFFILIATES
     The name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers, if any, of CIG and certain affiliates of CIG are set forth below.
1. CIG Media LLC
     CIG has no directors or executive officers. CIG’s non-member manager is CLP. CLP’s general partner is Citadel Investment. Citadel Investment’s sole executive officer is Kenneth Griffin. Citadel Investment is managed by a Management Committee which is described in Item 3 of this Annex A.
2. Citadel Limited Partnership
     CLP has no directors or executive officers. CLP’s general partner is Citadel Investment. Citadel Investment’s sole executive officer is Kenneth Griffin. Citadel Investment is managed by a Management Committee which is described in Item 3 of this Annex A.
3. Citadel Investment Group, L.L.C.
     Citadel Investment’s executive officer is the following:

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years	Business Address
Kenneth Griffin, a citizen of the United States	Mr. Griffin has been the President and Chief Executive Officer of Citadel Investment since November 1990.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603
     Citadel Investment is managed by a Management Committee made up of the following individuals who (other than Kenneth Griffin) are not executive officers or directors of Citadel Investment:

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years	Business Address
Kenneth Griffin, a citizen of the United States.	Mr. Griffin has been the President and Chief Executive Officer of Citadel Investment since November 1990.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

Gerald Beeson, a citizen of the United States.	Mr. Beeson has been employed by Citadel Investment. since 1993. Since 2003 Mr. Beeson has been the Chief Financial Officer of Citadel Investment. Prior to becoming Chief Financial Officer, Mr. Beeson was Global Controller from 2000 to 2003. Mr. Beeson is also a member of Board of Directors of The Depository Trust & Clearing Corporation.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

Adam Cooper, a citizen of the United States.	Mr. Cooper has been the General Counsel of Citadel Investment since November 1998.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

Nessan Fitzmaurice, a citizen of Ireland.	Mr. Fitzmaurice joined Citadel Investment in 2004. Mr. Fitzmaurice has been the Head of Citadel Investment’s Global Rates business since May 2007. Prior to becoming the Head of the Global Rates business, Mr. Fitzmaurice served as Head of Citadel Investment’s Portfolio Construction Group from June 2004 to July 2005 and Head of Citadel Investment’s Quantitative Credit business from July 2004 to May 2007. Before joining Citadel Investment, Mr. Fitzmaurice worked at Bank of America as head of Bank of America’s interest-rate options desk from May 2003 to April 2004. Mr. Fitzmaurice also served as chief technology officer of Bank of America from 2001 to 2003. Concurrently, he also served as the head of quantitative research for Bank of America’s Global Corporate and Investment Bank.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

Thomas Miglis, a citizen of the United States.	Mr. Miglis joined Citadel Investment in 2001. Mr. Miglis has been Citadel Investment’s Chief Information Officer since November 2001 and has lead Citadel Investment’s Global Technology Organization since April 2002.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

Michael Pyles, a citizen of the United States.	Mr. Pyles has been Head of Human Capital and Development for Citadel Investment since January 2003. Prior to joining Citadel Investment, Mr. Pyles was Senior Vice President of Human Resources for General Electric’s Global Consumer Finance business from 2001 to October 2002.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

Joseph Russell, a citizen of the United States.	Mr. Russell has been Head of Citadel Investment’s US Fundamental Credit business since 2005. Prior to joining Citadel Investment, Mr. Russell was a Managing Director and Portfolio Manager for the Credit Opportunities Fund I of Credit Suisse First Boston from 2004 to 2005 and Head of Leveraged Financed Trading at Credit Suisse First Boston from 2000 to 2004.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

Ervin Shindell, a citizen of the United States and the United Kingdom.	Mr. Shindell has been Head of Citadel Investment’s Global Value Investments business and overseen Citadel Investment’s merger arbitrage and equity restructuring operations since 2005. Mr. Shindell joined Citadel Investment in 1998. From 1999 to 2005, Mr. Shindell was Head of Citadel Investment’s operations in Europe.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

Mark Stainton, a citizen of the United Kingdom.	Mr. Stainton has been Head of Citadel Investment’s Global Energy business since February 2006. Prior to joining Citadel Investment, Mr. Stainton was Head of collateralized debt obligations and exotic credit trading at Deutsche Bank in London from 2001 to 2006.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

Tim Throsby, a citizen of Australia.	Mr. Throsby has been President of Citadel Investment Group (Asia) since 2005 and leads Citadel Investment’s operations across all business units throughout Asia. Prior to joining Citadel Investment, Mr. Throsby was Global Head of Derivatives and Convertibles at Lehman Brothers in 2005. From 2002 to 2005, Mr. Throsby was Head of equities in Asia for Lehman Brothers. Mr. Throsby was a Managing Director of Goldman Sachs from 1995 to 2002.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

James Yeh, a citizen of the United States.	Mr. Yeh has been Head of Citadel Investment’s Global Equities business since November 2006 and Head of Citadel Investment’s Global Markets and Quantitative Strategies business since October 2005. Mr. Yeh has also been Head of Citadel Investment’s Quantitative Research business since January 1998. Mr. Yeh joined Citadel Investment in 1993.	131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603
4. Citadel Wellington LLC
     CW has no directors or executive officers. CW’s managing member is CLP. CLP’s general partner is Citadel Investment. Citadel Investment’s sole executive officer is Kenneth Griffin. Citadel Investment is managed by a Management Committee which is described in Item 3 of this Annex A.
5. Citadel Kensington Global Strategies Fund Ltd.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years	Business Address
Marianne Tonesan Naa-Lambe Amissah, a citizen of United Kingdom	Ms. Amissah has been a Director of CKGS since September 2004. She has been a Partner at Appleby, a law firm in Bermuda, since 1998, and is a director of numerous client companies.	Appleby Canon’s Court 22 Victoria Street Hamilton, HM EX Bermuda

Clarendon Hugh (Hal) Masters, a citizen of United Kingdom and Bermuda	Mr. Masters has been a Director of CKGS since October 2000 and its Chairman and President since August 2004. He is an independent management and project consultant and is a director of various companies in the Citadel group as well as other companies.	P.O. Box HM 203 Hamilton HM AX Bermuda

Austin John O’Connor, a citizen of United Kingdom and Bermuda	Mr. O’Connor has been a Director of CKGS since March 2004 and its Vice Chairman and Vice President since September 2004. He has been the Managing Director of Luma Capital Management Holding SA, a Luxembourg family office investment holding company, since December 2001 and is an independent consultant in the financial services industry. He is also a director of various companies in the Citadel group as well as other companies.	5, rue Jean Monnet, Luxembourg L-2180